

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2011

Mr. Andrew J. Buckland
Chief Financial Officer
PURE Bioscience, Inc.
1725 Gillespie Way
El Cajon, California 92020

> **Re:** **Form 10-K for the Year Ended July 31, 2010**
> **Form 10-Q for the Period Ended January 31, 2011**
> **File No. 1-14468**

Dear Mr. Buckland:

We have reviewed your response letter dated May 16, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended Ended July 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements

Notes to the Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 29

Revenue Recognition, page 29

2. We note your response to prior comment 4. Your response indicates that you record revenue when products are sold to Richmont Sciences, LLC, IV-7 Direct, and BASF rather than when the products are resold to third parties. Your response also indicates that you do not have any consignment sales. Please confirm and clarify your disclosures accordingly.

Form 10-Q for the Period Ended January 31, 2011

General

3. Please address the above comment in your interim filings as well, as applicable.

Liquidity and Capital Resources, page 19

4. We note your response to prior comment 7. Your response indicates that as a result of the sales agreement you entered into with C.K. Cooper & Company on April 29, 2011 you now believe that you will have sufficient cash resources to satisfy your needs over the next 12 months. Please further clarify in your disclosures whether you have received any firm commitments to receive funding under this sales agreement. If not, please further expand your disclosures to address your basis for believing you will have sufficient cash resources as a result of this agreement.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant